SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 12, 2008
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 12, 2008	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

March 12, 2008
IVANHOE MINES REPORTS AN INITIAL 760 MILLION TONNE
INFERRED RESOURCE ESTIMATE FOR THE HERUGA COPPER,
GOLD AND MOLYBDENUM DEPOSIT IN MONGOLIA
New estimate adds 13.4 million ounces of gold and 8 billion pounds of copper to Oyu Tolgoi’s total inferred resources
ULAANBAATAR, MONGOLIA — John Macken, President and CEO of Ivanhoe Mines Ltd., and Charles Forster, Ivanhoe’s Senior Vice President of Exploration, Mongolia, today announced the first resource estimate made by Ivanhoe Mines for the Heruga copper, gold and molybdenum deposit in southern Mongolia. The Heruga Deposit adjoins the southern boundary of Ivanhoe Mines’ Oyu Tolgoi copper and gold development project and lies within the Javkhlant license, which is part of the Entrée Gold-Ivanhoe Mines joint-venture agreement area.
The Heruga Deposit is estimated to contain an inferred resource of 760 million tonnes grading 0.48% copper, 0.55g/t gold and 142 ppm molybdenum, for a copper equivalent grade of 0.91%, using a 0.60% copper equivalent cut-off grade. Based on this initial estimate, the Heruga Deposit is estimated to contain at least eight billion pounds of copper and 13.4 million ounces of gold.
Using a higher cut-off grade of 1% copper equivalent, the Heruga deposit contains inferred resources of 210 million tonnes grading 0.57% copper, 0.97g/t gold and 145 ppm molybdenum, totalling 2.6 billion pounds of copper and 6.4 million ounces of gold.
Thirty-four drill holes (including daughter holes) on nine sections spaced at 150-to 300-metre intervals, for a combined strike length of 1,800-metres, have been used in the resource estimate. The deposit is open ended, with one rig currently drilling on the northern most section of the deposit, 150 metres south of the Oyu Tolgoi boundary, in significant copper/gold mineralization.
The Oyu Tolgoi structural trend, as currently defined, now has a total strike length in excess of 20 kilometres, encompassing Oyu Tolgoi in the centre and extensions onto the joint Entrée/Ivanhoe agreement area to the south and north. From the Heruga Deposit in the south, the trend now extends through the Oyu Tolgoi deposits to the Ulaan Khud, or Airport North Zone, located approximately 10 kilometres north-northeast of the Hugo Dummett Deposit. The total Oyu Tolgoi Project resources, including those contained on the adjoining Shivee Tolgoi and Javkhlant properties, are shown in Table 2.
“Heruga may allow for considerably more flexibility in developing the massive Oyu Tolgoi deposits, as well as a molybdenum circuit in the mill,” said Mr. Macken. “It also may provide the basis for a significant extension, over time, to the milling operations.”

Table 1. Heruga Inferred Resources March 2008

Cut-off	Tonnage	Cu	Au	Mo	CuEq	Contained Metal
CuEq %	1000’s (t)%		g/t	ppm	%	Cu (’000 lb)	Au (oz) (‘000)	CuEq (’000 lb)
>1.50	30,000	0.63	1.80	126	1.85	390,000	1,600	1,220,000
>1.25	80,000	0.59	1.39	124	1.54	970,000	3,400	2,710,000
>1.00	210,000	0.57	0.97	145	1.26	2,570,000	6,400	5,840,000
>0.90	300,000	0.55	0.84	150	1.16	3,600,000	8,000	7,700,000
>0.80	430,000	0.53	0.72	152	1.07	5,000,000	9,900	10,120,000
>0.70	590,000	0.51	0.62	148	0.98	6,590,000	11,700	12,750,000
>0.60	760,000	0.48	0.55	142	0.91	8,030,000	13,400	15,190,000
>0.50	930,000	0.45	0.50	135	0.84	9,220,000	14,900	17,270,000
>0.40	1,160,000	0.41	0.45	123	0.76	10,500,000	16,700	19,530,000
>0.30	1,420,000	0.37	0.40	111	0.69	11,670,000	18,200	21,530,000

*	Copper Equivalent estimated using $1.35/lb copper, $650/oz gold and $10/lb molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.1
Drill maps from the Heruga Deposit will be posted to Ivanhoe’s’ website at www.ivanhoemines.com and to Entrée’s web site at www.entreegold.com.
Discussion and Highlights of Mineral Resource Estimate and Recent Drilling
The current inferred resource estimate is based on a wide-spaced pattern that Ivanhoe believes has not fully delineated the higher grade gold-rich core. This may allow for a significant increase in gold-rich resources as infill drilling is undertaken.
On the southeast side of Heruga, hole EJD0026 was drilled 400 metres east of the defined mineral resource to test for a possible Hugo North-like zone that might have existed along the eastern margin of the deposit. While the hole did not intersect high-grade mineralization, it did encounter 300 metres grading 0.51 g/t gold, 0.33% copper and 102 ppm molybdenum, starting at 1,484 metres down hole. This included 104 metres at the top of the intersection grading 0.55 g/t gold, 0.56% copper and 233 ppm molybdenum, followed by 26 metres of dyke and 18 metres grading 1.24 g/t gold, 0.56% copper and 112 ppm molybdenum. The overall zone lies down dip, beyond the projection of the resource block model and, as a stand-alone intersection, was not included in this resource estimate. Infill drilling, which confirms grade continuity between the intersection and the resource block model, may significantly expand the inferred resource base in this area.
The deposit is open at both ends and, in part, on the southeastern side. EJD0028, which is drilling on the northern-most section, 4759500N, has intersected 24 metres starting at 1,118 metres down hole, grading 0.42 g/t gold, 0.71% copper and 306 ppm molybdenum. The remaining assays for the hole are pending; however, similar moderate-to-strong copper mineralization is reported in the hole to a depth of 1,550 metres. The hole is 200 metres east of EJD0025, which was included in the resource estimate, and had an intersection of 144 metres starting at 996 metres that averaged 0.20 g/t gold, 0.58% copper and 130 ppm molybdenum, followed by 20 metres of barren dyke and 54 metres of 0.15 g/t gold, 0.56% copper and 232 ppm molybdenum. The West Bor Tolgoi fault, which defines the western

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limit of the currently defined deposit, was intersected at the base of the 52-metre interval. The East Bor Tolgoi fault, which defines the eastern limit of the deposit on its northern end, is projected approximately 300 metres further east of the top of the EJD0028 interval reported above.
Extending Heruga northward, the Induced Polarization data, which have been a good indicator for the mineralization, suggest that the mineralized block between the two Bor Tolgoi faults could extend an additional 500 metres northeast onto the 100% Ivanhoe-owned Oyu Tolgoi mining license. Of even more interest, there are three northeast-trending, post mineral fault structures that cut across the northern end of the deposit. Ultimately, the deposit may extend approximately four kilometres further north to the southern end of the Southwest and South Oyu deposits, which abutted onto a similar aged, east-west fault referred to as the Solongo Fault. The IP shows a broad zone of increased chargeability along the four-kilometre trend.
Table 2: Total Oyu Tolgoi Project Resources March 2008(1)(2)
(based on a 0.60% copper equivalent cut-off)(3)

						Contained Metal(5)
Resource		Cu	Au	Mo	CuEq(4)	Cu	Au	CuEq(4)
Category	Tonnes	(%)	(g/t)	(ppm)	(%)	(‘000 lbs)	(ounces)	(‘000 lbs)
Measured	101,590,000	0.64	1.10	—	1.34	1,430,000	3,590,000	3,000,000
Indicated	1,285,840,000	1.38	0.42	—	1.65	39,120,000	17,360,000	46,770,000
Measured + Indicated	1,387,430,000	1.33	0.47	—	1.63	40,680,000	20,970,000	49,860,000
Inferred	2,157,130,000	0.80	0.35	50	1.05	38,230,000	24,220,000	50,050,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. Mineral resources are reported inclusive of mineral reserves.

(2)	This table includes estimated resources on Entrée Gold’s Hugo North Extension Deposit and the Heruga deposit. These Properties are owned By Entrée Gold but are subject to earn-in rights by IVN. The estimate includes indicated resources of 117,000,000 tonnes grading 1.8% copper and 0.61 g/t gold and inferred resources of 855,500,000 tonnes grading 0.53% copper and 0.52 g/t gold and a 142ppm Molybdenum at a 0.6% cut-off grade on the combined Hugo North Extension and Heruga Deposits.

(3)	The 0.6% CuEq cut-off has been used to enable comparison with previous disclosures.

(4)	CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = CU+((AU*18.98)+(MO*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations

(5)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

(6)	Mineral Resources for Heruga were estimated by Ivanhoe and independently verified by Scott Jackson of Quantitative Geoscience. Mineral Resources exclusive of Heruga (Southern Oyu and Hugo Dummett) were estimated by AMEC Americas Ltd. under the supervision of Dr. Harry M. Parker, P.Geo. AMEC has consented to be named in this press release.

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Table 3: Recent Selected Assay Averages from Heruga drilling

	From	To	Interval	Au	Cu	Mo	Cu Eq
Hole Number	(m)	(m)	(m)	(g/t)	(%)	(ppm)	(%)
EJD0024	1252	1490	238	2.05	0.52	49	1.85

including	1280	1372	92	3.60	0.89	67	3.22
	1554	1614	60	1.17	0.30	32	1.07
overall	1252	1614	362	1.59	0.41	40	1.44

EJD0008A	1132	1310	178	0.20	0.62	299	0.91
	1382	1406	24	0.52	0.56	169	0.98
	1424	1494	70	0.95	0.38	41	1.01
	1584	1754	170	1.32	0.29	10	1.13
Overall	1132	1754	622	0.59	0.34	102	0.77

EJD0025	916	924	8	0.03	1.35	286	1.52
	996	1140	144	0.20	0.58	130	0.78
	1160	1214	54	0.15	0.56	232	0.78
EJD0026	1484	1588	104	0.55	0.56	233	1.04
	1614	1632	18	1.24	0.56	112	1.41
	1650	1684	34	0.79	0.31	39	0.84
	1692	1740	48	0.71	0.31	53	0.79
	1772	1784	12	0.92	0.38	45	0.98
Overall	1484	1784	300	0.51	0.33	102	0.71

EJD0027	852	998	146	0.25	0.70	234	0.98
	1016	1282	266	0.38	0.63	285	1.02
	1282	1390	108	1.26	0.66	53	1.49
	1422	1438	16	1.10	0.36	9.4	1.06
	1454	1660	206	0.96	0.36	19	0.98
Overall	852	1660	808	0.60	0.52	149	0.99

Note 1: Cu Equivalent calculated for $1.35/lb copper, $650/oz gold and $10/lb molybdenum
Note 2: Previous Press Releases used $1.15/b copper, $500/oz gold and $10/lb molybdenum for calculating Cu Equivalents CuEq=Cu%+((Au g/t*18.98)+(Mo ppm*0.01586))/29.76
Quality Assurance and Quality Control
Charles Forster, P.Geo., Ivanhoe Mines’ Oyu Tolgoi Exploration Manager, Stephen Torr, P. Geo., Ivanhoe Mines’ Chief Resource Geologist, and Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, all qualified persons as defined by NI 43-101, supervised the preparation of the information in this release.
John Vann, Principal and Director, and Scott Jackson, Principal and Director of Quantitative Group, of Perth, Australia, performed an independent audit at the Oyu Tolgoi site on

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Ivanhoe’s exploration practices and resource estimation parameters and found them to be in line with industry best practices.
SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. In-house, matrix-matched copper-gold-molybdenum standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.
Ivanhoe Mines currently has a 60% participating interest in the Ivanhoe- Entrée joint venture, which covers approximately 40,000 hectares of Entrée’s 100%-owned Shivee Tolgoi property (which includes the Javkhlant license), adjacent to Ivanhoe’s Oyu Tolgoi property. Ivanhoe earned the 60% interest by completing more than US$27.5 million of aggregate earn-in expenditures on the joint-venture properties to date. Ivanhoe intends to continue incurring earn-in expenditures in accordance with the terms of the joint-venture agreement with a view to increasing its participating interest in the project. Subject to Ivanhoe spending a total of US$35 million on exploration and/or development on the joint-venture properties prior to November 2012, Ivanhoe will earn:
•	an 80% participating interest in all minerals extracted below a sub-surface depth of 560 metres on the optioned property; and

•	a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.
Ivanhoe also owns approximately 15% of the outstanding shares of Entrée Gold (TSX:ETG; AMEX:EGI). Ivanhoe’s strategic partner in the development of the Oyu Tolgoi Project, Rio Tinto, owns approximately 16% of the outstanding shares of Entrée Gold.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Ivanhoe Mines Investor Relations: Bill Trenaman; Media: Bob Williamson +1.604.688.5755
Forward-Looking Statements — This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Readers are referred to the sections entitled “Risk Factors” in Ivanhoe Mines’ periodic filings with Canadian and US Securities Commissions.

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